REPORT IN RESPECT OF VOTING RESULTS PURSUANT TO SECTION 11.3 OF
NATIONAL INSTRUMENT 51-102 – CONTINUOUS DISCLOSURE OBLIGATIONS

In respect of the Annual and Special Meeting of holders of common shares of TransGlobe Energy Corporation ("TransGlobe" or the "Company") held May 26, 2004 (the "Meeting"), the following sets forth a brief description of each matter which was voted upon at such Meeting and the outcome of the vote:

1.	Ordinary resolution to approve fixing the number of members of the Board of Directors of TransGlobe to be elected at the Meeting at six members	Resolution approved
2.	Ordinary resolution to approve the election of the six nominees to serve as directors of TransGlobe for the ensuing year, or until their successors are duly elected or appointed, as described in the information circular of TransGlobe dated April 16, 2004 (the "Information
Circular")
Resolution approved
3.	Ordinary resolution to approve the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of TransGlobe for the ensuing year and to authorize the directors of TransGlobe to fix their remuneration as such
Resolution approved
4.	Ordinary resolution authorizing the Company to complete private placements in excess of 25% of its issued and outstanding share capital on a year-over year basis, as more particularly described in the Information Circular
Resolution approved
5.	Ordinary resolution of disinterested shareholders of the Company to adopt a new stock option plan for the Company, on the terms set out in the Information Circular	Resolution approved
6.	Special resolution authorizing the continuance of the Company from the Province of British Columbia to the Province of Alberta, on the terms set out in the Information Circular	Resolution approved
7.	Ordinary resolution to adopt new Bylaws for the Company, as described in the Information Circular	Resolution approved

Dated at Calgary, Alberta this 26th day of May, 2004.

TRANSGLOBE ENERGY CORPORATION

Per: /s/ David Ferguson
        David Ferguson
        Chief Financial Officer